

Mail Stop 3720

May 16, 2017

Kevin P. Coyle
Chief Financial Officer
Cable One Inc.
210 E. Earll Drive,
Phoenix, Arizona 85012

>   **Re: Cable One Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed March 1, 2017**
>   **File No. 001-36863**

Dear Mr. Coyle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Critical Accounting Policies and Estimates

Property, Plant and Equipment, pages 48 - 49

1. We note that in the first quarter of 2017 you changed your estimate related to the capitalization of certain internal labor and related costs associated with construction and customer installation activities. Please explain to us the facts and circumstances concerning this change including:
    a. a description of the implemented systems and processes and an explanation of how they allow for a more accurate estimation of the amount of directly identifiable labor costs incurred on construction and installation activities;
    b. an explanation of why it is necessary to estimate "directly identifiable labor costs;"

      c. a detailed description of the type and specific nature of the previously expensed elements of cost that are now capitalized; and

      d. an explanation of why you believe this change in the composition of costs capitalized should be considered a change in estimate and not an accounting change. For guidance we refer you to the example in ASC 250-10-55-1.

2. We note it was your policy to capitalize the cost of materials, subcontractor labor, internal labor, and other costs related to network construction, initial customer installations and connections. Please tell us why your failure to capitalize certain internal labor and related costs associated with construction and customer installation activities did not result in an error in your historic financial statements.

3. In light of the capital intensive nature of your business and the significant impact of your capitalization policies on your results of operations, please expand your critical accounting policy disclosure to specifically address in detail the nature of the capitalized internal labor activities and capitalized related costs associated with construction activities and connection activities. Separately identify in this disclosure the nature, by activity, of any capitalized indirect labor costs and overhead, by type of cost. If applicable, describe your methodology for determining the amount of overhead to capitalize and indicate if this methodology has been consistently applied.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Adviser, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications